April 2, 1997


Dear Limited Partner:

We are pleased to inform you that limited partners of ML Media Opportunity Partners, L.P. (the "Partnership") who were record holders of limited partnership units as of March 24, 1997, are receiving today a special cash distribution from the Partnership of $211.08 per $1,000 unit (less applicable withholding taxes, if any). If you or your retirement plan has an account at Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), payment will be made today by a credit to that account. With regard to all other limited partners, payment is being made by check, which is enclosed with this letter unless your units are being held by a non-Merrill Lynch custodian for a retirement account; in such case, the check is being sent to that custodian.

As more fully described in the enclosed letter from Merrill Lynch, the cash distribution was derived from the proceeds of a voluntary cash payment (the "Cash Payment") of $23,671,989, which Merrill Lynch made to the Partnership on March 27, 1997, with respect to certain management fees and expenses previously paid by the Partnership. In addition, the General Partner has executed an amendment to the Partnership Agreement waiving all future management fees. These voluntary actions have been taken notwithstanding the General Partner's belief that neither the Cash Payment nor the waiver of future management fees was required.

This special cash distribution is a 1997 tax item. Your Schedule K-1 will be mailed to you by mid-March 1998 and will contain the actual tax data that must be used in your tax filings for 1997. The Partnership has been advised that neither the Partnership nor the limited partners will be required to file amended tax returns for prior tax years solely as a result of the receipt and distribution by the Partnership of the Cash Payment.

If you have any questions regarding ML Media Opportunity
Partners, L.P., we invite you to call our toll-free Investor
Services hotline. Operating Monday through Friday, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Eastern time, the hotline number is 800-288-3694.

Sincerely yours,

Media Opportunity Management Partners